UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)

SIRONA DENTAL SYSTEMS, INC.
(formerly known as Schick Technologies, Inc.)

(Name of Issuer)

COMMON STOCK $0.01 PAR VALUE

(Title of Class of Securities)

806683108
(CUSIP Number)

LISA SCHWARTZ
GENERAL COUNSEL
GREYSTONE & CO., INC.
152 WEST 57TH STREET
NEW YORK, NY 10019
(212) 649-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806683108	SCHEDULE 13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON: Greystone Funding Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 54 - 1690128

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
(see instructions)			(b)	[ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS (see instructions)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (see instructions)				[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14		TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 806683108	SCHEDULE 13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON: Stephen Rosenberg

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
(see instructions)			(b)	[ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS (see instructions)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (see instructions)				[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14		TYPE OF REPORTING PERSON (see instructions)
IN

Statement for Schedule 13D

This Amendment No. 7 to Schedule 13D is being filed by Greystone Funding Corporation, a Virginia corporation (“Greystone”) and Stephen Rosenberg with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Sirona Dental Systems, Inc. (formerly known as Schick Technologies, Inc.), a Delaware corporation (the “Company”). This Amendment No. 7 amends the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2000 (the “Initial Statement”) as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 thereto filed on April 9, 2004, April 10, 2006, April 18, 2006, June 14, 2006, July 20, 2006 and September 29, 2006, respectively, by Greystone. The Initial Statement is hereby amended and supplemented as follows:

Item 1.               Security and Issuer

This statement relates to common stock, par value $0.01 per share of the Company. The principal executive offices of the Company are located at 31-00 47th Avenue, Long Island City, New York 11101.

Item 2.               Identity and Background

(a)
This statement is being jointly filed by Greystone and Stephen Rosenberg (together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated September 27, 2005, incorporated by reference in this Schedule 13D/A as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

(b)	The business address of Mr. Rosenberg is 152 West 57th Street, 60th Floor, New York, NY 10019, and the business address of Greystone is 419 Belle Air Lane, Warrenton, VA 20186.

(c)
Mr. Rosenberg’s present principal occupation involves, among other things, investing in real estate individually and through investment vehicles and originating and securitizing loans. Greystone invests primarily in real estate related transactions.

(d)
During the past five years, neither of the Reporting Persons nor to the best of Greystone’s knowledge, none of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons nor to the best of Greystone’s knowledge, none of its executive officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state

CUSIP No. 806683108	SCHEDULE 13D	Page 5 of 8 Pages

securities laws or finding any violation with respect to such laws.

(f)	Mr. Rosenberg is a citizen of the United States of America. Greystone is a corporation organized under the laws of the Commonwealth of Virginia.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Mr. Rosenberg is the sole director and executive officer of Greystone.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by the other Reporting Person.

Item 3.               Source and Amount of Funds or Other Consideration

On October 24, 2006, Greystone sold 4,527,716 shares of the Common Stock to Deutsche Bank Securities, Inc. As a result of such sale, the Reporting Persons no longer beneficially own or control any of the Common Stock. No funds of Greystone were used to effect such sale.

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 4.               Purpose of the Transaction

The Reporting Persons are engaged in the investment business and based on their analysis have determined to dispose of their holdings in the Company at this time.

Except as set forth in the preceding paragraph, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

CUSIP No. 806683108	SCHEDULE 13D	Page 6 of 8 Pages

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 5.               Interest in Securities of the Issuer

(a)	As of the date hereof, neither Mr. Rosenberg nor Greystone is the beneficial owner of any shares of the Common Stock.

(b)
Neither Mr. Rosenberg nor Greystone has the power to cast or direct the casting of votes of any shares of the Common Stock. In addition, neither Mr. Rosenberg nor Greystone has the power to dispose or direct the disposition of any shares of the Common Stock.

(c)
Except for the transactions referred to in Item 4 above, there have not been any transactions with respect to the Company’s Common Stock between the date of the most recent filing on Schedule 13D/A and the date of this Schedule 13D/A by either of the Reporting Persons referred to herein.

(d)
To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of the Common Stock.

CUSIP No. 806683108	SCHEDULE 13D	Page 7 of 8 Pages

(e)	Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed in Greystone’s 13D/A filed with the Commission on June 14, 2006, Greystone entered into a Margin Loan Agreement by and among Greystone, Greystone & Co., Inc. and Citibank, N.A. (“Citibank”) (the “Margin Loan Agreement”), which provides for a total loan commitment amount from Citibank to Greystone of up to $60,765,000. All amounts outstanding under the Margin Loan Agreement over the term of the loan are secured by 4,000,000 shares of the Common Stock pursuant to a Security Agreement, effective as of June 2, 2006, between Greystone and Citibank. In connection with the sale of all of its shares of the Common Stock, Greystone intends to repay all amounts currently outstanding under the Margin Loan Agreement.

Except for the agreements described above or in response to Items 3, and 4 of this Schedule 13D/A, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D/A, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.               Material to be Filed as Exhibits

Exhibit A - Schedule 13D Joint Filing Agreement, dated September 27, 2005, between Stephen Rosenberg and Greystone (incorporated by reference to Exhibit G to the Company’s Form 13-D/A filed with the Commission on June 14, 2006).

CUSIP No. 806683108	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

Dated: October 30, 2006

STEPHEN ROSENBERG

GREYSTONE FUNDING CORPORATION

By:
Name: Stephen Rosenberg Title: Director